Filed by Energy XXI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EPL

Commission File No.: 001-16179

Investor Presentation
Howard Weil Energy Conference

energy XXI

March 24-26, 2014

Acquire, Exploit, Explore, Deliver

NASDAQ: EXXI   AIM: EXXI   www.energyxxi.com

3/18/14

Disclaimer

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger with EPL ("EPL"), Energy XXI ("Energy XXI") will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which will include a preliminary joint proxy statement that will constitute a prospectus of Energy XXI. Energy XXI and EPL also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Energy XXI and EPL. INVESTORS AND SECURITY HOLDERS OF ENERGY XXI AND EPL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Energy XXI and EPL, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy XXI will be available free of charge on Energy XXI's internet website at www.energyxxi.com under the tab "Investor Relations" and then under the tab "Filings" or by contacting Energy XXI Investor Relations Department at 713-351-3000. Copies of the documents filed with the SEC by EPL will be available free of charge on EPL's internet website at www.eplweb.com under the tab "Investor Relations" and then under the tab "Financial Information" or by contacting EPL's Investor Relations Department at 713-228-0711.

Participants in the Solicitation

Energy XXI, EPL, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EPL and Energy XXI in connection with the proposed transaction. Information about the directors and executive officers of Energy XXI is set forth in Energy XXI's annual report for the year ended June 30, 2013, which was filed with the SEC on August 21, 2013. Information about the directors and executive officers of EPL is set forth in EPL's annual report for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of EPL as an indirect, wholly-owned subsidiary of Energy XXI and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies' control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of EPL or the stockholders of Energy XXI to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of EPL's business and operations with Energy XXI's business and operations; the inability to or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Energy XXI following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Energy XXI and EPL caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Energy XXI's and EPL's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC's website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Energy XXI, EPL, the proposed transaction or other matters and attributable to Energy XXI and EPL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Energy XXI nor EPL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

energy XXI

2

EXXI Dedicated to Profitable Growth

- Experts at Exploiting Big Oil Fields
- EXXI Positioned for Production Growth
  - Long-life PDP oil reserves
  - PUD inventory provides visible growth
- Predictable and Repeatable Oil Program
  - West Delta 73
  - West Delta 30
  - Main Pass 61
  - Oily, operated and 100% WI
- Exploration Provides Organic Upside
- EPL Acquisition Represents Step Change



energy XXI

3

Company Overview

Acquire. Exploit. Explore. Deliver.

Financial

Ticker	EXXI
Market Cap (3/20/14)	$1.8B
Insider Ownership	~6.25%
FY2014 Capital Budget	~$705MM
Fully Diluted Shares	78.8MM

Production

- 45.2 MBOE/d (2Q FY2013)
- One of the Largest Oil Producers on GoM Shelf
- ~67% of Production is Oil

Position

- GoM Shelf and S. Louisiana Oil Focus
- Acreage (net) 413,955
- 3D Seismic Data (sq. miles) ~7,450

FY2013 Reserves

- 179 MMBOE Proved Reserves
  - PV10: $6.1 Billion
- 232 MMBOE 2P Reserves
  - PV10: $8.4 Billion
- 75% of Proved Reserves are Oil
- 94% of Proved Reserves and Production are Operated
- 61% of Proved Reserves are Proved Developed

Great Companies Start with Great Assets

Acquisition price per BOE* (2006-2012)



Energy XXI Acquisition
XOM $20.47
Mitsui $12.36
Pogo $20.77
Castex $24.13
Marlin $16.71

$18.27
Avg. price per BOE
60%
Avg. percent oil

Buying Big Oil Fields and Buying Right



June 2005
Company formation
October 2005
Successfully competed $300MM IPO on the London AIM
April 2006
Acquired Marlin Energy Offshore, LLC for $448MM
June 2006
Acquired South Louisiana properties for $311MM
April 2007
Acquired POGO's GoM assets for $415MM
August 2007
NASDAQ listing (ticker: EXXI)
November 2009
Acquired Mit Energy assets for $276MM
January 2010
Announced major discovery at Davy Jones Ultra-Deep well in the GoM Shelf
December 2010
Acquired ExxonMobil GoM Shelf properties for $1.01BN
April 2011
Davy Jones Offset – Tuscaloosa Discovery
September 2012
Implemented horizontal drilling program in the West Delta 73 Field
September 2012
Secured GoM Exploration Joint Venture with ExxonMobil
March 2013
Signed GoM joint venture with Apache
January 2013
Acquired Bayou Carlin Onshore S. Louisiana for $80MM
January 2014
Lomond North – Tuscaloosa Discovery
March 2014
EPL Acquisition announced
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

energyXXI

*Source: JS Herold

5

14 6 MMBO E Proved Reserve s Acquired ~80% Uplift on Proved Reserves Purchased 1 15 MMBOE Added Organically Marlin 25 MMBOE Other 26 MMBOE ExxonMobil 53 MMBOE MIT 21 MMBOE Pogo 20 MMBOE 261 8 74 26 1 MMBO E Proved Reserve s T o - Date F Y 20 0 9 F Y 20 1 0 ■ 1P Re se r v es ■ 3P Res er v e s 6 F Y 20 1 1 F Y 20 1 2 F Y 20 1 3 ■ Productio n Sinc e Inception ■ As se t S a l es 53 76 117 120 179 82 104 196 206 310 Histor y o f Makin g Bi g Oi l Field s Bigger

Image goes here EPL OIL & GAS ACQUISITION 7

Transaction Overview

Consideration	• EXXI to acquire EPL for $39 per share representing a $2.3 billion transaction value – EPL shareholders receive .584 EXXI shares plus $25.35 in cash – Stock consideration results in EPL ownership of ~25% of combined company • Election mechanism for EPL shareholders to select consideration on pro rata basis
Premium	• 34% to EPL's closing share price on 3/11/2014 • 37% to EPL's 30-day average closing price ending 3/11/14
Financing	• EXXI intends to utilize existing credit facility and cash on hand – $450 million availability under pro forma revolving credit facilities • Issuance of new high-yield debt of $300 million
Timing	• Subject to EPL and EXXI shareholder approvals • Regulatory clearance (HSR waiting period) • Expected closing in 2Q 2014
Governance & Management	• EPL will retain one Board of Directors seat on combined company • Key EPL personnel to be retained to execute integration of assets energy XXI

8

Transaction Rationale

✓ **Creates Premier Public Independent on the GoM Shelf**

- To operate 10 of the largest oil fields on the GoM shelf
- Almost an oil pure play, 70% by production, 91% by revenue
- Expanded scale reduces risk through operational diversity

✓ **Larger, High-Graded Portfolio Offers Visible Growth**

- Application of operational efficiencies, development techniques and exploration concepts across a broader base of properties leverages the combined company's proven expertise

✓ **Transaction is Immediately Accretive**

- Combined cost savings of up to $80 million in first two years
- Highly accretive on both EPS and CFPS basis
- Enhances strong cash flow generation profile

✓ **Consistent Execution of EXXI's Long-Term Strategy: Acquire, Exploit, Explore, Deliver**

- Established track record of successfully integrating large acquisitions
- Solid history of growing reserves and value on acquired properties energy XXI

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1 EPL r ese r ves and p r oduction as of 12/31 / 2013 p r o fo rma for Ne x en acquisition. 10 Long - Live d Oi l V a lu e Play Growth - Drive n Portfolio Complementary Asset Base Prove d Reser ves b y Catego r y Prove d Reser ves b y Area S P 7 8 MP EI 9 % Area 258/25 9 6% PUD PDP 5% Othe r SMI 30% 42% 12% 239 S T 4% Area 11 % S S 208 PDNP 24% 28% EB WD 15% 27/29 14% Core Acreage Key Fields EXXI Overlap East Bay South Timbalier x West Delta 27/29 x Main Pass x Ship Shoal 208 South Pass 78 & 49 x x Eugene Island 258/259 South Marsh Island 239 Overview Prove d Reserve s (MMBoe ) 1 78.1 4 Q 201 3 Productio n (MBOE/d ) 1 20.8 EPL Asset Overview

EPL Assets Integrate Seamlessly



The combined company will operate 10 of the largest GoM Shelf oil fields.
Baton Rouge
Lafayette
Highlander
Lineham Creek
Laphroaig-Pontiff
New Orleans
Davy Jones
Grand Isle 16/18
West Delta 30
East Bay
Main Pass 296/311
South Timbalier 21
South Pass 78
Vermilion
South Timbalier 54
Eugene Island 258/259
Ship Shoal 208
South Marsh Island 239
West Delta 29
Main Pass Complex
South Timbalier 26/41
Blackbeard Complex
West Delta 73
South Pass 89
South Pass 49 Additional Interest
GULF OF MEXICO
Energy XXI Assets
EPL Assets

Rank	Field	Operator	Cum Prod. (MMBO)
1	Bay Marchand	Chevron	802
2	West Delta 30	Energy XXI	740
3	East Bay	EPL	659
4	Eugene Island 330	Fieldwood	437
5	Grand Isle 43	Fieldwood	374
6	Grand Isle 16	Energy XXI	304
7	South Pass 61	Fieldwood	269
8	West Delta 73	Energy XXI	268
9	Main Pass 41	Chevron	265
10	South Timbalier 21	Energy XXI	257
11	Ship Shoal 208	EPL	221
12	South Pass 89	Energy XXI	194
13	South Marsh Island 130	Talos	187
14	South Timbalier 135	Chevron	166
15	West Delta 79	Fieldwood	164
36	Main Pass 61/73	Energy XXI	100
42	South Pass 49	Energy XXI	82
43	South Pass 78	Energy XXI	80

11

48% 11% 41% 42% 28% 30% 4 6% 1 6% 3 8% PDP PDNP PUD Proved Reserve s 1 Proved Probable 2P Reserve s 1 76% 24% 74% 26% 75% 25% 165 MMBOE 78 MMBOE 243 MMBOE 218 MMBOE 106 MMBOE 325 MMBOE Production 1 EXXI Pr o Forma EPL 44.7 MBOE/d 20.8 MBOE/d 65.5 MBOE/d 1 EXXI r ese r ves and p r oduction as of 6/30/2013 less p r oduction f rom 7/1/2013 - 12/31/2013 p r o fo r ma for divestitu r e of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 ( Black Elk) and South T imbalier 54 ( Walte r) . EPL r ese r ves and p r oduction as of 12/31/2013 pr o form a fo r Nexen acquisition. Oil Gas 33% 67% 24% 76% 31% 69% 12 Expande d Portfoli o Increase s Scale

740 437 802 187 659 374 265 3000 194 221 257 268 304 269 168 164 0 Energy XXI Operator 1 Operator 2 Operator 3 Cumulative Oil Production (MMBO) Note: Opera t ors include Talos, Chevron and Field w ood Energy Energ y XXI Operato r 1 O perato r 2 O perato r 3 # o f Fields 7 4 3 1 Cum . Production (MMBOE) 2,643 1,244 1,235 187 13 Leading Operator of T op 15 Shelf Oil Fields 2500 2000 1500 1000 500

Recovering More From Big Oil Fields


8,000+ Gross MMBOE*
Top Ten Fields
Remaining Left in Ground 3,599
Production 3,660
Next 5% from Top Ten Fields 402
Possible 67
Proved 233
Probable 74


5% Recovery Increase Doubles EXXI Reserves

energy XXI

*Original hydrocarbons in place for top 10 fields of combined EXXI/EPL properties

14

65 56 50 45 21 633 $48.4 $41.9 $39.1 $35.9 $27.1 444 335 298 226 Prove d Reserv e s (MMBOE ) 1 Prove d Reserv e s (MMBOE ) 1 Source: Company filings. 1 EXXI r ese r ves and p r oduction as of 6/30/2013 less p r oduction f rom 7/1/2013 - 12/31/2013 p r o fo r ma for divestitu r e of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 ( Black Elk) and South T imbalier 54 ( Walte r) . EPL r ese r ves and p r oduction as of 12/31/2013 pr o form a fo r Nexen acquisition. 2 Adjusted EBITDA margin defined as calendar Q4 2013 Adjusted EBITDA divided by quarterly producti o n Production(MBOE/d) 1 Production(MBOE/d) 1 GoM S helf Net Acres GoM S helf Net Acres Adjusted EBITDA Margin ($/BOE ) 2 Adjusted EBITDA Margin ($/BOE ) 2 15 Peers include SG Y , WTI 243 165 144 118 78 Becoming the Premier GoM S helf Independent EPL EX XI - Pro EXXI Pee r 1 Pee r 2 EX XI - Pro Pee r 2 EX XI EPL Pee r 1 Forma Forma EX XI - Pro EXXI Pee r 1 Pee r 2 EPL EX XI - Pro Pee r 2 Pee r 1 EX XI EPL Forma Forma

$ - $50 $1 0 0 $1 5 0 $2 0 0 $2 5 0 $3 0 0 $3 5 0 $4 0 0 Direct LOE T o tal Insurance Expense Net G&A Savings Savings Savings 247.9 130.5 $378.4 $ i n Millions ($20) 5% savings ($15) 19% savings ($15) 16% savings $78.3 $91.8 40.0 38.3 65.2 26.6 Energy XXI EPL ( A ct u als , 1 2 m onths e nd e d Dec . 31 , 2013) T a rg e t e d A nnu a l S a v ings Significan t Near - T er m Cos t Savings

17 T o tal Proved Reser v e s (MM B OE ) 3 165 243 1 Pro forma borro w ing base of $1,675 reduced by $75 mill i on per additional HY debt of $300 mill i on 2 Includes effect of $225 mill i on in letters of credit outsta n di n g 3 EXXI r ese r ves and p r oduction as of 6/302013 less p r oduction f rom 7/2013 - 12/2013 p r o fo rma for divestitu r e of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 and South Timbalier 54. Pr o Form a Capitalization Histori ca l 12/ 31/20 1 3 Acquisition Pr o Forma 12 / 31 / 20 1 3 $MM , excep t pe r shar e data Cas h an d cas h equivalents Revolving credit facility Other long - term debt Ne t debt $35 8 $128 $15 2 $827 $1,84 7 2,644 $1,64 1 $3,343 Shareholders ’ equity T o tal Capitalization $1,36 6 $1,905 $3,008 $5,259 Borro w i n g base 1 Liquidi t y 2 $1,088 $1,600 $1067 $676 Net Debt/ T otal Proved $9.89 $13.72 Net Debt/Capitalization 55% 64%

W est Delta 73 Horizontal Program W est Delta 30 Development Program Main Pass Development Program Exploration 18 Energ y XX I Operationa l Program

Ramping Up Production With 4 Rigs






Field	FY14 1st Quarter	FY14 2nd Quarter	FY14 3rd Quarter	FY14 4th Quarter	FY15 1st Quarter	FY15 2nd Quarter	FY15
MP 61, 72 Ensco 82			6 Development Wells, 1 Injector Well, 1 Recomplete				
WD 73 Nabors P-17		4 Horizontal Wells, 1 Injector	Platform Mob/Demob		5 Horizontal Wells		
WD 73 Mods 150			Rig Move	4 Horizontal Wells, 1 Injector			
WD 30 Ensco 99				2 Horizontal Wells, 2 Development Well, 4 Recompletions, 1 Exploration			

energy XXI

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Ne w Orleans Main Pa s s Heron #3 Ceci l Pro v ine 25% WI D elineating West Delta 73 Scully 10 0 % WI Nabors P - 17 Rigging Up West Delta 73 Columbo 10 0 % WI Nabors Mods 150 Rigging Up South Marsh Island 234 Dav y Jone s Offset Maroo n boxe s indicat e operate d rigs 20 15. 8 % WI R o w a n EX L 3 C ompleting Curren t Ri g Activity Highlander Area 18% WI Lomond North Coast a l 22 Completing Main Pa s s 61 10 0 % WI Punch Ensc o 82 Drilling West Delta 30 10 0 % WI P - 42 Ensc o 99 Recompl e ting

Horizontals Outperform in Big Oily GoM Fields

Average Shale Horizontal
(Eagle Ford, Permian)



Avg. IP Rate:	577 BOPD
Avg. Lateral:	5,400 feet
Est. EUR:	300 - 600 MBOE
Est. D&C:	$5 - $9 MM

Average EXXI Horizontal
(West Delta 73)



Avg. IP Rate:	1,750 BOPD
Avg. Lateral:	1,000 feet
EUR:	1,340 MBO
D&C:	$11 MM

energyXXI

Shale horizontal information sources:
Texas Railroad Commission, USGS, SPE

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

21

WD 73 – Successful Horizontal Results



Big Sky 2
Big Sky 3
Glacier
Weimer
Gunn
El Diente
Bearclaw
Hyden
(G-20 Sand)
Hulk
(H-35 Sand)
F-30
F-35
F-40
F-45
G-20
G-35
H-5
H-35
HORIZ
ONTA
HORIZONTA
HORIZONTA

energyXXI

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

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0 2 0 00 4 0 00 6 0 00 Mar 12 Jun 12 Sep 12 D ec 12 Mar 13 Jun 13 Sep 13 D ec 13 Net BOE/d W es t Delt a 7 3 His torical Production 8 0 00 Mar 11 Jun 11 Sep 11 D ec 11 Quarte r Ending Reserves Growth ; Crude ; Gas Horizont a ls Hurrican e Isaac 13.9 17.7 1.6 13.7 23.5 54.0 7.4 3.4 70 60 50 40 30 20 10 0 2 0 10 6/3 0 / 2 012 6/3 0 / 2 013 Acquisition Prove d Prob a ble Produ c tion GROS S MMBOE W es t Delta 30 E x plor a tion Mai n Pass 23 W D 7 3 – Horizonta l Growt h Drive s Production Program Stats Acquisition - to - Date Results F Y14 Program 15 Wells Completed 3 Rec o mpletions 4 Horizonta l Well s Remainin g t o Spud CAPE X Spent : $16 2 MM CAPE X Remaining : $4 7 MM Horizontal Drilling

Continued Success from Recent Horizontals


Initial Production (boe/d)
4000
3500
3000
2500
2000
1500
1000
500
0
Recent Horizontals
Average IP Rate
1,300 BOE/d
Performance
Threshold
Big Sky 2
Weimer
Dro
Hyden
Maroon
Viper
Gelato
Iceman
Bearclaw
Camacho
Slider
Vanguard
Glacier
Big Sky 3
Hulk
Gunn*
El Diente

*Seeking to isolate water incursion

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

energyXXI
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Improving Predictability of Horizontal Costs



Project Cost ($MM)
Recent Horizontals Average Within 1% of AFE
16
14
12
10
8
6
4
2
0
West Delta 74 D-1 ST1 (Big Sky 2)
West Delta 74 D-7 ST2 (Weimer)
West Delta 92 D-42 ST2 (Hyden)
West Delta 73 D-16 ST2 (Maroon)
West Delta 73 D-46 ST (Bearclaw)
West Delta 73 D-45 ST3 (Glacier)
West Delta 73 D-9 (Big Sky 3)
West Delta 73 D-11 (Hulk)
West Delta 73 D-16 (Gunn)
West Delta 73 D-47 ST (El Diente)
West Delta 73 Average
AFE
Actual

energyXXI

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

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W D 3 0 sal t dom e i s 16 ,000’ high. Oil field is 16+ miles w ide. 16,00 0 ft. • W est Delta 30 field is more than 50 square miles • Productiv e depths : 3,000 ’ to 18,000’ • Reservoirs are highly porous • P lio - Pleistocene & U. Miocene age: <10 million years old E x plor a tion Mai n Pass 26 W es t Delt a 3 0 i s a Hug e Oi l Field Horizontal Drilling West Delta 30

0 2 0 00 4 0 00 6 0 00 D ec 11 Ma r 12 Ju n 1 2 S ep 12 Quarte r Ending D ec 12 Ma r 13 Ju n 13 S ep 13 D ec 13 Net BOE/d 15.6 16.0 29.1 1.7 2.3 4.2 22.6 3.6 60 50 40 30 20 10 0 2 0 10 Acquisition 6/3 0 / 2 012 6/3 0 / 2 013 GROS S MMBOE Proved Prob a ble Produ c tion Reserve s Gro w th Reserve s Gro w th Ma r 11 ( A cq ui r ed) Ju n 11 S ep 11 ; Crude ; Gas W es t Delt a 3 0 His torical Production Growt h i n production throug h non - rig recompleti o n s E x plor a tion Mai n Pass 27 W D 3 0 – F irs t Dril l W ell s Underway Program Stats Acquisition - to - Date Results F Y14 Program 9 Rec o mpletions 1 De v e lopmen t We l l i n P rogr e ss 3 Developmen t Well s Remainin g t o Spud CAPE X Spent : $3 3 MM CAPE X Remaining : $3 0 MM Horizontal Drilling West Delta 30

WD30 P - 43 ST1 Log Structure Map Fi r s t Complete d P r ojec t a t W es t Delt a 30 Dual recompletion completed March 2014 P43 ST1 BF - 1 B & TOR April 2014 535 BOE/d Continuing to clean up 700 BOE/d E x plor a tion Mai n Pass 28 Target: First Production: Test Rate (March 2014): Planned IP: W D 3 0 – P 4 3 ST 1 Recompletion Horizontal Drilling West Delta 30

WD 30 – Black Widow (Shallow Prospect)

P-16 Type Log


177190020600
P16
270R
270R_BSE

270R, W Structure Map


Black Widow

Well Information

Anticipated Spud Date: March 2014

Planned TD:	3,563' MD / 2,750' TVD
Target:	270R,W
First Production:	April 2014
Planned IP:	600 BOEPD

energy XXI

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

29

WD30 – Banshee (Shallow Prospect)

WD30 P-9 Type Log



270R
270R_BSE

Structure Map



Banshee

Well Information

Anticipated Spud Date: April 2014

Planned TD:	3,407' MD / 2,650' TVD
Target:	270R,F
First Production:	May 2014
Planned IP:	650 BOEPD

energy XXI

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

30

Substantial Upside Identified in WD 30

Approximately 50 Reservoirs Mapped & Studied to Date

This accounts for 35% of the total reservoirs in the field



Mapped
35%
Unmapped
65%

35% of the total oil production (580 MMBO) in the field



Mapped
40%
Unmapped
60%

Approximately **200** additional reservoirs remain to be mapped energy XXI

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

31

LP - 1G LP - 2 BA - 4AA MP 6 1 Don Tom a s J - 6 Sand BA - 4B/5 J - 6 LP - 1 G LP - 2 Po d A Po d B Carinos M P 7 3 On y x MP 73 C - 1 2 Monte Carlo - 2 Do n Lino Don Carlos E x plor a tion 32 Main Pass – F inding New Miocene Reserves Horizontal Drilling West Delta 30 Main Pass

Mai n Pas s Historica l Production 1 4 0 00 Net BOE/d 30.2 37.7 39.9 7.2 2 0 07 Acquisition 6/3 0 / 2 012 6/3 0 / 2 013 GROS S MMBOE Proved Prob a ble Produ c tion 1 0 0 00 8 0 00 6 0 00 4 0 00 2 0 00 0 S ep 0 9 D ec 09 Ma r 1 0 Ju n 1 0 S ep 1 0 D ec 10 Ma r 1 1 Ju n 1 1 S ep 1 1 D ec 11 Ma r 1 2 Ju n 1 2 S ep 1 2 D ec 12 Ma r 1 3 Ju n 1 3 S ep 1 3 D ec 13 Quarte r Ending Reserve s Gro w th 1 2 0 00 Gas Cr u d e 23.2 8.8 10.0 27.1 80 60 40 20 0 E x plor a tion 33 MP – Development with Exploitation Upside Program Stats Acquisition - to - Date Results F Y14 Program 18 Wells Completed 13 Recom p l e ti on s 2 De v e lopmen t We l l t o S p ud CAPE X Spent : $25 1 MM CAPE X Remaining : $3 1 MM Horizontal Drilling Main Pass West Delta 30

Defined Future Development at Main Pass



MP61 Field
Pod A
Pod B
MP73 Field
Don Lino
Punch
Don Carlos
Angelinos
Don Lino N
Romeo
Julietta
Cohiba
Cibao
Indios
Gurkha
St. Luis
Bauza
Olivia
Onyx Attic
C-9 Recomplete
Twin Sisters
La Gloria
Aliados

energyXXI

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

34

Seismic Defining New Salt Dome Play


Louisiana
Miss
Ala
Florida
Texas
Mexico
Gulf of Mexico

GoM – Intrusive Salt Bodies

- Increasing activity due to new WAZ seismic
- New and ongoing improved acquisition techniques
- Advanced seismic processing
- Better definition of limits/boundaries

Narrow Azimuth 3D Coverage



Wide Azimuth 3D Coverage



energy XXI

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

35

Inboard Lower Tertiary/Cretaceous Play



MISSISSIPPI
Traditional Tuscaloosa Plays
TEXAS
Lineham Creek
Lomond North
England
Davy Jones
Blackbeard Area
Lafitte
Yegua Sands
Tuscaloosa Region

Development and Prospect Summary

- ~15 identified exploration and development projects
- Net resource potential for the initial program of 1.9 Billion BOE
- Lomond North discovery currently completing
- Davy Jones #2 currently completing
- Lineham Creek discovery
  - — Drilled to 24,600'
  - — Development plans underway (Chevron)

energyXXI

Source: Freeport-McMoRan

Horizontal Drilling | West Delta 30 | Main Pass | Exploration

36

Proposed Lomond NE Lomond North Discovery 3.0 TCF Gross Resource Potential 6 0 miles Sourc e : Free po rt - McM o R a n 37 Lomon d Nort h Discover y – Cretaceous T u scaloosa Horizontal Drilling Exploration Main Pass West Delta 30

Image goes here DELIVERIN G V A LUE 38

FY1 4 Capita l Budge t $70 5 MM* 39 G&A, Land $73 Facilit ies $90 Ultra Deep $67 Core Exploration $89 Development $344 Seismic $42 • 73% of capital program is directed towards development • 86% of drill capital is oil - directed • F acilities include new platform at W est Delta *Ex c lude s P& A an d a c quisitions Developmen t Focuse d Capita l Program

The Model Continues to Deliver Results


$MM
EXXI Value Growth
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Proved PV10
Enterprise Value
55% CAGR
$1,060
$848
$1,849
$1,413
$3,337
$3,263
$4,297
$3,630
$6,150
$3,227
2009
2010
2011
2012
2013


$MM
EXXI NAV Growth
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
NAV
Market Cap
102% CAGR
$286
$74
$1,089
$653
$2,252
$2,178
$3,396
$2,729
$4,780
$1,882
2009
2010
2011
2012
2013

Substantially Under-Valued Stock

energy XXI

40

• C onsistently growing oil production • Oi l i s 91 % o f revenue • Strong inventory of drill wells • H orizontal program showing consistent results • Increased drilling e f ficiencies • Substantial growth potential in Ultra - Deep and Subsalt plays • EPL adds to all of the above 41 Energ y XX I i s Growing

Contact

Stewart Lawrence, IRO

Energy XXI
1021 Main Street, Suite 2626
Houston, Texas 77002

713.351.3006

slawrence@energyxxi.com

Greg Smith, Director of IR

Energy XXI
1021 Main Street, Suite 2626
Houston, Texas 77002

713.351.3149

gsmith@energyxxi.com



NASDAQ: EXXI AIM: EXXI www.energyxxi.com

Image goes here APPENDIX 43 Additiona l information

FY 2014 Drilling Inventory



West Delta 73

- Big Sky 3† ✔
- Hulk† ✔
- Gunn† ✔
- El Diente† ✔
- Scully†
- Columbo†
- Cannon†
- Mulder



Main Pass

- Java ✔
- Monte Carlo 2 ✔
- Don Lino ✔
- Don Carlos ✔
- **Punch**
- Vindicator



Vermilion

- Merlin×



West Delta 30

- Stricker*
- Black Widow
- Banshee
- Crusader†

† Horizontal or high-angle well
• High-potential exploration well
Bolded names denote currently drilling wells

✔ Well completed in FY2014
* Well drilled, but not completed
✓ Dry hole



44

2 Bef o re tax, reserves as of 6 - 3 0 - 13 , using prices of $1 07.29 / B O and $3. 84/ MCF ($9 6.94 / B O and $3. 67 / MMBTU of gas bef o r e differ en t i a ls and BTU), bas e d on first of the month a vera g e fo r prec ed i n g twelv e months. Proved 178.5 MMBOE P V - 10 $6, 1 1 7 MM 2 Possible 78.0 MMBOE P V - 10 $2,54 5 M M 2 Probable 53.7 MMBOE P V - 10 $2,22 7 M M 2 1 Bef o re tax, reserves as of 6 - 3 0 - 13 , using prices of $1 08.33 / B O and $3. 62/ MCF ($9 1.60 / B O and $3. 44 / MMBTU of gas bef o r e differ en t i a ls and BTU), bas e d on first of the month a vera g e fo r prec ed i n g twelv e months. Proved 178.5 MMBOE P V - 10 $6,15 0 M M 1 Possible 78.1 MMBOE P V - 10 $2,56 0 M M 1 Probable 53.6 MMBOE P V - 10 $2,23 8 M M 1 T o tal Reserves @ 6/30/13 SEC Pricing 310.2 MMBOE, P V - 10 $10,947 M M 1 2P: 232.1 MMBOE, P V - 10 $8,387 M M 1 45 T o tal Reserves @ 12/31/13 SEC Pricing 310.2 MMBOE, P V - 10 $10,889 M M 2 2P: 232.2 MMBOE, P V - 10 $8,344 M M 2 EXX I Reserve s P V - 1 0 Comparison

Operating Data per BOE

	Quarter Ended						
	6/30/12	9/30/12	12/31/12	3/31/13	6/30/13	9/30/13	12/31/13
Revenue ($MM)	341.9	270.2	320.5	303.8	314.3	324.6	296.8
MBO/d	32.2	26.1	29.4	28.6	28.9	29.7	30.2
MBOE/d	47.6	37.3	44.6	43.5	46.8	46.6	45.1
NGL % (of oil volumes)	7.7%	7.9%	5.7%	9.5%	8.8%	8.6%	8.5%
Total Realized $ / BOE	78.90	78.72	78.15	77.58	73.78	75.78	71.54
Insurance Expense	1.57	2.62	2.15	1.91	1.75	1.98	1.91
Workover/Maintenance	4.86	2.95	4.93	4.89	3.67	3.41	4.75
Direct LOE	13.68	18.46	13.87	15.24	13.94	14.63	15.95
Gathering & Transportation	1.01	2.33	1.49	1.13	1.33	1.25	1.44
DD&A	24.61	24.70	25.81	22.66	22.73	23.40	24.95
G&A	4.55	6.96	4.71	4.11	2.89	5.53	4.27
Production Taxes/Other	1.76	4.20	2.38	2.14	1.25	2.38	3.46
Hedging Impact	1.77	2.91	2.42	0.87	1.19	0.24	0.49
EBITDA	51.45	40.77	48.47	47.50	48.56	46.19	39.14

energy XXI

46

Solid Balance Sheet

Net Debt/Total Proved



$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$9.31
$7.53
$7.68
$9.59
6/30/11
6/30/12
6/30/13
12/31/13

Net Debt/Proved Developed



$20.00
$15.00
$10.00
$5.00
$-
$13.30
$11.03
$12.51
$15.63
6/30/11
6/30/12
6/30/13
12/31/13

Fixed Costs/BOE produced



$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$7.31
$6.06
$6.50
$9.58
6/30/11
6/30/12
6/30/13
12/31/13

All figures in 000s except per unit values	6/30/11	6/30/12	6/30/13	12/31/13
Cash and cash equivalents (incl. cash at parent)	28,407	117,087	--	357,828
Short-term Debt	4,054	4,284	19,554	12,843
Long-term debt (principal amounts):				
Revolving credit facility	107,784	0	339,000	0
9.25% Senior Notes	750,000	750,000	750,000	750,000
7.75% Senior Notes	250,000	250,000	250,000	250,000
7.5% Senior Notes	0	0	0	500,000
3.0% Convertible Senior Notes	0	0	0	400,000
Other long-term debt	1,549	14,060	11,491	3,926
Total Long-term Debt	1,109,333	1,014,060	1,350,491	2,056,233
Net Debt	1,084,980	901,257	1,370,045	1,711,248
Preferred Stock (face value)				
7.25% perpetual convertible preferred	800	800	800	800
5.625% perpetual convertible preferred	262,500	203,529	203,297	203,190
Total Preferred Stock	263,300	204,329	204,097	203,990
Total Proved Reserves (MMBOE)	116.6	119.6	179	179
Net Debt/Total Proved	**$9.31**	**$7.53**	**$7.68**	**$9.59**
Net Debt/Total Capitalization (Book)	53.4%	39.1%	48.6%	55.6%
Fixed Costs/BOE produced	**$7.31**	**$6.06**	**$6.66**	**$9.58**
Latest Q Production (MBOE/D)	42.1	47.6	48.8	45.1

energy XXI

47

48 Peri od Fi sca l Q u arter In str u me nt T y pe Dail y V o l u mes A v e r a ge Price Ind e x *Updated positions effective 1/1/2014 - 12/31/201 5 , updated 3/18/2014 Curren t Hedg e Position* CRUD E OIL 1/2014 - 6/2014 Q3 - Q 4 2014 Collars 2,00 0 bbl/day $90.0 0 floor , $108.3 8 cap BRENT 1/2014 - 6/2014 Q3 - Q 4 2014 T hree - W a y Collars 5,00 0 bbl/day $68.5 5 s ub - floor , $88.5 5 floor , $128.7 4 cap BRENT 1/2014 - 6/2014 Q3 - Q 4 2014 T hree - W a y Collars 6,80 0 bbl/day $70.0 0 sub - floor , $90.0 0 floor , $137.1 4 cap W T I 2/2014 - 3/2014 Q 3 2014 S w aps 13,50 0 bbl/day $99.2 4 strike W T I 2/2014 - 4/2014 Q3 - Q 4 2014 Pu t Spread 10,00 0 bbl/day $70.0 0 sub - floor / $90.0 0 floor W T I 2/2014 - 4/2014 Q3 – Q42014 Pu t Spread 4,60 0 bbl/day $67.2 6 sub - floor / $87.2 6 floor BRENT 7/2014 - 6/2015 Q1 - Q 4 2015 T hree - W a y Collars 8,20 0 bbl/day $69.5 4 s ub - floor , $89.5 4 floor,$122.3 1 cap BRENT 7/2014 - 12/2014 Q1 - Q 2 2015 T hree - W a y Collars 10,00 0 bbl/day $70.0 0 sub - floor , $90.0 0 floor,$137.1 4 cap W T I 7/2014 - 12/2014 Q1 - Q 2 2015 Collars 2,00 0 bbl/day $90.0 0 floor , $108.3 8 cap BRENT 7/2015 - 12/2015 Q1 - Q 2 2016 T hree - W a y Collars 10,00 0 bbl/day $71.0 0 s ub - floor , $91.0 0 floor , $113.7 5 cap BRENT N A TU R A L G A S 1/2014 - 6/2014 2/2014 2/2014 - 3/2014 2/2014 - 3/2014 7/2014 - 12/2014 Q3 - Q 4 2014 T hree - W a y Collars 55,00 0 MMBtu/day $3.4 1 sub - floor , $4.0 6 floor , $4.6 6 cap NYMEX Q 3 2014 Put 10,00 0 MMB T u/day $4.9 2 strike NYMEX Q 3 2014 N Y ME X v s. Gas Da ily Basi s S w ap 67,00 0 MMBtu/day - NYMEX Q 3 2014 S w ap 23,00 0 MMBtu/day $5.1 4 strike NYMEX Q1 - Q 2 2015 T hree - W a y Collars 50,00 0 MMBtu/day $3.3 5 sub - floor , $4.0 0 floor , $4.6 1 cap NYMEX

Crud e Oil Apr - De c 201 4 A verage 201 5 A verage *Updated 3/18/2014 Mbo/d 4 2 0 6 8 10 12 20 18 16 14 Apr - 14 May - D e c 1 4 C al 20 1 5 Bren t Pu t Spreads WTI Put S p r e ads WT I 3 - Way Bren t Collars B r e nt 3 - W ay 49 Curren t Crud e Hedg e Profile* Subfloor Floor Ceiling Subfloor Floor Ceiling WT I 3W Y Collars 70. 0 0 90. 0 0 13 7 . 1 4 WT I Pu t Spre a d s 70. 0 0 90. 0 0 Bren t C ollars 90. 0 0 10 8 . 3 8 Brent 3WY Collars 67. 9 7 87. 9 7 13 1 . 5 3 71. 0 0 91. 0 0 11 3 . 7 5 Brent Put Spre a d s 66. 4 3 86. 4 3